                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULES 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF           OCTOBER, 1999
                  -----------------------------
                  ROYAL CARIBBEAN CRUISES LTD.
                  -----------------------------------------------
                  1050 CARIBBEAN WAY, MIAMI, FLORIDA 33132
                  -----------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT FILES OR WILL FILE ANNUAL REPORTS UNDER COVER FORM 20-F OR FORM 40-F.]

                  FORM 20-F [X]          FORM 40-F [ ]

         [INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM IS ALSO THEREBY FURNISHING THE INFORMATION TO THE COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934.]

                  YES [ ]            NO [X}

         [IF "YES" IS MARKED INDICATE BELOW THE FILE NUMBER ASSIGNED TO THE REGISTRANT IN CONNECTION WITH RULE 12g-3-2(b): 82 _____].

                                         News from Royal Caribbean Cruises Ltd.



                                  CONTACT:  LYNN MARTENSTEIN     (305-539-6573)
                                            OR ERIN WILLIAMS     (305-539-6153)

                                                FOR IMMEDIATE RELEASE

             ROYAL CARIBBEAN REPORTS RECORD THIRD-QUARTER EARNINGS

MIAMI - October 20, 1999 - Royal Caribbean Cruises Ltd. (NYSE, OSE: RCL) announced record third-quarter results today. Net income increased 13.3% to $170.0 million, or $0.92 per share, in the third quarter of 1999, compared to $150.0 million, or $0.82 per share, in the same quarter of 1998.

         Revenues were $734.5 million for the third quarter of 1999, as compared with $744.9 million for the same quarter in 1998. The change was attributable to a 2.8% drop in capacity primarily as a result of SONG OF AMERICA leaving the fleet earlier this year. Occupancy for the quarter was 109.0%, on par with last year's 109.4%. Pricing for the period was also strong. As a result, gross revenue yields (gross revenue per available passenger cruise day) increased 1.4% and net revenue yields were up even more. Operating expenses and SG&A were down for the quarter, both in absolute dollars and as a percent of revenue. Overall the company's profit margins improved during the quarter as compared to 1998.

         Net income for the nine months ended September 30, 1999 increased 12.4% to $345.5 million, or $1.88 per share, compared to $307.3 million, or $1.70 per share for the same period last year. Revenues were $2.0 billion for the nine months ended September 30, 1999, compared to $2.1 billion for the same period in 1998. Capacity was down 4.4%, while occupancy was 105.4%, compared to 106.4% in the prior year. Higher pricing and lower operating expenses resulted in strong growth in net income.

         "We are very pleased with our ability to continue to improve revenue yields while at the same time achieving cost efficiencies", said Richard D. Fain, Chairman & Chief Executive Officer. "The market is absorbing new capacity well, and we look forward to delivery of our new ships, starting with VOYAGER OF THE SEAS." VOYAGER OF THE SEAS' first revenue voyage begins November 21st.

         Royal Caribbean Cruises Ltd. is a global cruise company operating a fleet of 16 vessels under two cruise brands, Royal Caribbean International and Celebrity Cruises. The company has nine additional ships on order. The first of three Eagle-class ships, VOYAGER OF THE SEAS, is scheduled for service in 1999, followed by two sister vessels scheduled for delivery in 2000 and 2002.

                                   more . . .

ROYAL CARIBBEAN REPORTS RECORD THIRD-QUARTER EARNINGS

Two Vantage-class vessels are scheduled for delivery in 2001 and 2002. Four Millennium-class vessels are scheduled for delivery between 2000 and 2002. The company currently operates cruises visiting Alaska, the Bahamas, Bermuda, Canada, the Caribbean, Europe, Hawaii, Mexico, New England, the Panama Canal, Russia and Scandinavia. For additional information about Royal Caribbean, visit the line's Internet sites on the World Wide Web at http://www.royalcaribbean.com, http://www.celebrity-cruises.com or http://www.rclinvestor.com.

Certain statements in this news release are forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performances or achievements to differ materially from future results, performance or achievements expressed or implied in such forward-looking statements. Such factors include general economic and business conditions, changes in cruise industry competition, weather and other factors described in further detail in Royal Caribbean's filings with the Securities and Exchange Commission.



                            (Financial Tables Follow)

                          ROYAL CARIBBEAN CRUISES LTD.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (unaudited, in thousands, except per share data)

                                                           Third Quarter Ended              Nine Months Ended
                                                               September 30,                   September 30,
                                                        ----------------------------    ----------------------------
                                                            1999            1998            1999           1998
                                                        ------------    ------------    ------------     ------------
Revenues                                                $    734,460    $    744,910    $  1,962,170     $  2,061,143
                                                        ------------    ------------    -----------      ------------
Expense
  Operating                                                  393,198         415,106       1,130,021        1,214,101
  Marketing, selling and administrative                       92,787          94,238         271,480          275,497
  Depreciation and amortization                               50,250          51,974         145,944          146,959
                                                        ------------    ------------    ------------     ------------
                                                             536,235         561,318       1,547,445        1,636,577
                                                        ------------    ------------    ------------     ------------
Operating Income                                             198,225         183,592         414,725          424,586
                                                        ------------    ------------    ------------     ------------
Other Income (Expense)
  Interest income                                              2,573           5,528           4,628           12,449
  Interest expense, net of capitalized interest              (30,812)        (42,162)        (99,987)        (128,380)
  Other income (expense)                                         (14)          3,080          26,149           (1,310)
                                                        ------------    ------------    ------------     ------------
                                                             (28,253)        (33,554)        (69,210)        (117,241)
                                                        ------------    ------------    ------------     ------------
Net Income                                              $    162,972    $    150,038    $    345,515     $    307,345
                                                        ============    ============    ============     ============

Basic Earnings per Share
  Net income                                            $       0.98    $       0.87    $       1.98     $       1.78
                                                        ============    ============    ============     ============
  Weighted average shares outstanding                    169,942,219     168,835,302     169,450,157      167,129,189
                                                        ============    ============    ============     ============
Diluted Earnings Per Share
  Net income                                            $       0.92    $       0.82    $       1.88     $       1.70
                                                        ============    ============    ============     ============
  Weighted average shares outstanding                    184,253,792     182,484,976     183,637,455      180,821,437
                                                        ============    ============    ============     ============

----------------------------

STATISTICS

                                                               Third Quarter                    Year to Date
                                                        ----------------------------    ----------------------------
                                                            1999            1998            1999             1998
                                                        ------------    ------------    ------------     -----------
Occupancy as a percentage of total capacity                   109.0%          109.4%          105.4%          106.4%

Passenger Cruise Days                                     3,001,719       3,099,564       8,330,453       8,796,604


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                     ROYAL CARIBBEAN CRUISES LTD.
                                             (Registrant)



Date:    November 3, 1999            By: /s/ RICHARD J. GLASIER
                                         --------------------------------------
                                     Richard J. Glasier
                                     Executive Vice President
                                       and Chief Financial Officer